Exhibit 99.1

For release 29 October 2026

DAVION HEALTHCARE PLC AGREES $13.5 MILLION ACQUISITION OF PROFITABLE US HOME HEALTHCARE BUSINESS

First in a planned programme of acquisitions to expand Davion’s revenues, earnings and healthcare operations

Davion Healthcare Plc (NASDAQ: DAVI) (“Davion” or the “Group”), a developer of non-invasive health monitoring technologies, announces that it has entered into an agreement dated 27 October 2026 to acquire Healthcare Stat Homecare Inc. (“HSH”), a Pennsylvania-incorporated provider of home healthcare services based in Philadelphia.

The total consideration is $13.5 million, comprising $8 million in cash and $5.5 million in Davion shares issued at an agreed value of $13 per share. Completion is expected on or before 31 December 2026, subject to the terms of the acquisition agreement.

HSH is an established, revenue-generating and profitable healthcare services business. For the year ended 31 December 2025, HSH reported gross receipts of approximately $11.6 million and ordinary business income of approximately $1.9 million (unaudited). The acquisition is expected to provide Davion with an established operating business and an additional source of revenue and earnings following completion.

The proposed acquisition represents the first in a planned programme of acquisitions of established, revenue-generating and profitable healthcare businesses over the coming year. This strategy is intended to complement Davion’s existing portfolio of proprietary healthcare technologies, broaden its commercial operations and build a more diversified healthcare group.

HSH provides skilled nursing, home health aide and rehabilitation services to patients in Philadelphia and surrounding areas. Its clinical programmes include wound care, lymphedema management, dementia and diabetes care, telehealth and rehabilitation. Its workforce includes registered nurses, licensed practical nurses, home health aides, physical and occupational therapists and social workers.

HSH provides care to patients of all ages, from children to the elderly, helping individuals remain in their own homes rather than requiring residential or institutional care. According to its website, HSH holds JCAHO accreditation and Medicare and Medicaid certifications, is fully insured and bonded, and accepts major insurance plans.

The acquisition would also extend Davion’s activities beyond the development and commercialisation of healthcare products into the delivery of care in patients’ homes. It could provide opportunities to evaluate the use of Davion’s non-invasive monitoring technologies in home healthcare, including wound monitoring and preventative care. Any integration or deployment plans will be developed following completion.

Glenn Williams, Chief Executive Officer of Davion, commented:

“HSH is an established and profitable business that will bring meaningful revenues and earnings to Davion, while giving us a direct presence in home healthcare and opportunities to introduce our monitoring and diagnostic technologies closer to patients. Importantly, this is the first in a planned programme of acquisitions of revenue-generating, profitable healthcare businesses over the coming year, as we look to build a broader and more diversified Group combining our proprietary technologies with established operating businesses. We look forward to working with HSH’s management to support its existing operations and explore opportunities to integrate our technologies into the delivery of care at home.”

Manilal Mathai, Co-owner and Chief Executive Officer of HSH, added:

“We share Davion’s commitment to improving care for patients outside hospital settings. Joining forces would give us an opportunity to combine HSH’s home healthcare experience with Davion’s technology-led approach, while continuing to focus on the quality and continuity of care we provide to patients and families.”

-ends-

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About Davion Healthcare Plc

Davion Healthcare Plc is a next-generation digital healthcare company developing proprietary, non-invasive health monitoring technologies designed to support the early identification of medical anomalies outside traditional clinical environments.

The Company’s flagship product, BreastCheck, is an FDA-registered at-home breast health screening test designed to identify potential abnormalities through changes in breast temperature. Davion’s broader portfolio includes technologies addressing circulation and foot health, testicular health, skin anomalies, wound monitoring, blood pressure and other areas of preventive healthcare.

Davion’s growth strategy combines the development and commercialisation of its proprietary technologies with complementary acquisitions intended to expand the Group’s product portfolio and commercial, manufacturing and distribution capabilities.

Further information is available at www.davionhealthcare.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, those identified by words such as “believes,” “will,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

The statements in this release are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in these forward-looking statements.

Numerous factors could cause or contribute to such differences, including, but not limited to, the results of product evaluations, studies, regulatory reviews and commercial adoption and/or other studies, clinical trials, the challenges inherent in new product development initiatives, the impact of any competitive products, the Company’s ability to license and protect its intellectual property, its ability to raise additional capital in the future, changes in government policy and/or regulation, potential litigation by or against the Company, any governmental review of its products or practices, and other risks discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, or any information contained in this press release or in other public disclosures, at any time, except as required by applicable law.

The investing public is reminded that only announcements or information about Davion Healthcare Plc disseminated by the Company and bearing its name are considered official.

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